

October 6, 2021

Lindsey Wilson
Manager and Chief Operating Officer
Phoenix Capital Group Holdings, LLC
5601 S Broadway
Suite 240
Littleton, CO 80121

>   **Re: Phoenix Capital Group Holdings, LLC**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted September 16, 2021**
>   **CIK 0001818643**

Dear Ms. Wilson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted September 16, 2021

General Information as to Our Company, page 25

1.   Revise your document to include the disclosures required by Subpart 229.1200 of Regulation S-K. See Part II Item7(c) of Form 1-A. Please note that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of Subpart 229.1200.

Notes to Financial Statements for the Year Ended December 31, 2020 and 2019, page F-27

2.   Revise your document to include the disclosures required by FASB ASC Section 932-235-50. See Part F/S(b)(6) of Form 1-A.

Note 3 Oil and Gas Properties
Mineral Rights, Overriding Royalty Interest, and Non-Participating Interests, page F-31

3. Revise your disclosure to clarify if the figures for the unique mineral rights holdings and the related net mineral acres held in 2019 and 2020 are net of the amounts you indicate were divested during the same periods.

4. Reconcile for us the figures presented on page F-31 and disclosure on page 22 indicating you have roughly 175 mineral assets as of the time of the offering circular.

Non-Operated Working Interests (Leases and Unleased Minerals), page F-32

5. Expand your disclosure to further describe the non-operated working interests you held as of December 31, 2020 and 2019. For example, we note disclosure on page F-12 of the 10.4% non-operated working interest in Adams County, Colorado operated by Great Western Oil and Gas and the description provided on your website of a non-operated working interest operated by Kraken Operating, LLC.

General

6. We note your disclosure on page 2 of your offering circular that you have the right to extend your offering beyond the third anniversary of the date of qualification for an additional year. As it appears that your offering may extend beyond three years, please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rhys James, Esq.